October 22, 2014

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Dinoco Oil, Inc.

Registration Statement on Form S-1

Filed September 15, 2014

File No. 333-198730

Dear Mr. Schwall,

This letter is in response to your comment letter sent to Dinoco Oil on 10/5/14. The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter. The revised S-1 reflects these revisions and updates and clarifies certain other information. Our responses to the SEC’s comments are in bold.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company, nor anyone authorized to do so on the Company’s behalf has provided any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and, to the Company’s knowledge, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) by any broker or dealer that is participating or will participate in the Company’s offering. If, following the date of this letter, any such materials are provided, published or distributed, the Company will supplementally provide such materials to the Commission.

2. We note that “Dinoco” is the name of a fictional oil company in the Disney / Pixar film series Toy Story and Cars, and that Disney’s Dinoco uses a logo with an image of a dinosaur. Please explain what consideration you have given to your ability to use the name “Dinoco” and a logo with a dinosaur, from the perspective of trademark or other intellectual property rights. Refer to Item 101(h)(vii) of Regulation S-K.

We added a response concerning this on page 5 of our revised S-1.

Prospectus Cover Page, page 1

3. Please state that the Class B shares to be sold carry no voting rights.

We added this statement to the front page of our revised S-1.

4. We note your statements “We do not own any interests in any oil and gas leases or properties.” and “The proceeds from this offering will allow us to acquire one oil and gas lease and drill one well thereon.” However, we also note from page 3 that you have obtained two leases referred to as the Jacks A/C Lease and the Jacks B lease covering a total of 160 acres in Young County, Texas. We note a similar issue in the risk factor “Drilling exploratory wells is riskier than drilling developmental wells” on page 19. Please clarify the inconsistent disclosures.

1

We deleted the inconsistent statements in our revised S-1, since we do have an oil and gas property.

There is no existing market for our common stock …, page 22

5. We note your statement that “[t]he initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters ….” Please explain or delete this statement in view of your statements elsewhere in the filing that the offering will be self-underwritten.

We removed this incorrect statement in our revised S-1. The offering is on a self-underwritten basis.

Use of Proceeds, page 24

6. We note that you intend to use the offering proceeds “to obtain an operating bond to begin extracting oil from the existing shut-in wells on the Jacks lease . . .” Please disaggregate your description of “[e]xploration, geology, seismic & drilling” to disclose the amount you expect to spend “to begin extracting oil from the existing shut-in wells on the Jacks lease.”

We removed $100,000 from the Exploration, geology, seismic & drilling section, and then added a row for $100,000 specifically for the Jacks leases. This amount includes the cost of obtaining an operating bond, reconditioning any wells, putting a security deposit down to start the electricity service, and for general labor costs associated with bringing the lease into production.

7. Describe in more detail the nature of the marketing activities that you would carry out using the proceeds of this offering.

We added a description of our proposed marketing activities on page 21 of our revised S-1.

Management’s Discussion and Analysis, page 25

Overview, page 25

8. We note your intent to “acquire existing oil and gas production.” If correct, revise to indicate that you are referring to “producing properties” rather than actual “production.”

We corrected this statement on page 22 of our revised S-1 to better clarify our intent.

9. Clarify whether it is your intent to acquire producing properties that you will operate yourself or to acquire interests in such properties. If the latter, indicate the nature of the interests that you will seek.

We added a statement clarifying that we intend to operate the properties we intend to purchase, and on the Jacks lease we currently have an interest in, on page 22 of our revised S-1.

10. Please disclose the amount of funds that will be required to obtain an operating bond and to begin drilling and completing shallow wells on the Jacks Lease. Further, briefly outline the proposed timeline for the acquisition activities you disclose.

We made disclosures on the costs, timeline, and drill & completion costs for the Jacks lease. See page 22 of our revised S-1.

11. Please describe further the “proprietary geosatellite technology” that will help you discover new fields. Specifically, describe how this technology will work.

We wrote a description of the geosatellite technology on page 21 of our revised S-1.

Directors, Officers and Control Persons, page 27

2

12. In accordance with Item 401(e) of Regulation S-K, please provide a more complete five-year biographical sketch for each executive officer and director. Ensure that you provide all employment and positions held during the past five years, without gaps or ambiguities as to time. Further, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Ms. Scaringe and Mr. Lacome should serve as directors, in light of the registrant’s business and structure.

We revised all of the biographies to cover all time periods required by Item 401(e) in our revised S-1. In addition, we briefly discussed why each director and executive officer is qualified to serve in our company.

13. Please disclose the amount of time that each of your executive officers will devote to your business. In that regard, we note that Mr. Maloy appears to still be involved with RSS, Inc.

We added a section on page 25 of our revised S-1 that discloses the amount of time each executive officer & director will devote to our Company. We also revised Maloy’s biography to disclose that he no longer works for RSS, Inc.

Security Ownership of Certain Beneficial Owners and Management, page 29

14. Please present the tabular information required by Item 403 of Regulation S-K separately for each class of stock.

We separated the classes of stock, and corrected all of the ownership percentages for each class of stock on page 25 of our revised S-1.

Summary Compensation Table, page 30

15. Please provide your summary compensation table in the form prescribed by Item 402(n) of Regulation S-K. We note that several columns from the right side of the table, including the total column, are missing. Further, please include the value of the option awards granted to your Chief Operating Officer during 2014. With respect to such grant, please provide the narrative disclosure required by Item 402(o) of Regulation S-K.

We corrected the compensation table to include the missing columns on page 26 of our revised S-1.

16. Please indicate here, on the signature page at page 42, and wherever else applicable that Ms. Scaringe is the Chairman of your Board of Directors.

We corrected the signature page, executive compensation table, and other sections to indicate Mrs. Scaringe is Chairman of the Board.

Stock Option Grants, page 30

17. Please clarify the class of your common stock options granted.

We added a statement that only Class B shares are being issued for stock options on page 26 of our Revised S-1.

Undertakings, page 39

19. Please remove the undertaking set forth in paragraphs 4.v through vii as they do not comply with the undertakings set forth in Item 512 of Regulation S-K.

We removed those statements so we are in compliance with Item 512. See page 42 of our revised S-1.

3

Exhibits

20. Please ensure that you file all material contracts required by Item 601(b)(10) of Regulation S-K. For example, we note that you have not filed the following, nor have you listed them in your exhibit index:

☐ the employment agreement with your Chief Operating Officer,

☐ the agreement with your Chief Operating Officer concerning “proprietary geosatellite technology” that you reference on page 25; and

☐ award agreements relating to the equity compensation grants that you describe on page 30.

We added all of these agreements as exhibits to our revised S-1. The agreement for the geosatellite technology is part of Maloy’s employment agreement.

Sincerely,

/s/ Dorothy Scaringe

Dorothy Scaringe, President, CEO

4